Exhibit 99.1

Eco Wave Power Signs Agreement with AI engineering GmbH to Advance AI-Powered Digital Twin Platform for Wave Energy

NVIDIA Inception Members to Combine Advanced Simulation, Real-World Wave Energy Data and Machine Learning to Support System Optimization and Global Scalability

Miami, Florida – September 2, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, today announced that its wholly owned U.S. subsidiary, Eco Wave Power U.S. Inc., has entered into an agreement with Germany-based AI engineering GmbH to develop a physics- and data-driven Digital Twin platform for Eco Wave Power’s proprietary wave energy technology.

The collaboration advances Eco Wave Power’s strategy to integrate artificial intelligence, physics-based simulation, machine learning and Digital Twin technology into the design, monitoring and optimization of its wave energy systems.

Both Eco Wave Power U.S. and AI engineering are members of the NVIDIA Inception program.

Building Digital Intelligence Around Wave Energy

Under the agreement, the companies have commenced Phase 1 of the “Eco Wave Power – Digital Twin & Energy-Aware Computing” project, combining advanced physics-based simulation with Eco Wave Power’s real-world engineering, wave and operational data.

The initial phase will focus on digitally modeling how ocean waves interact with Eco Wave Power’s proprietary floaters. Using AI engineering’s PAMICS simulation technology, the companies will evaluate floater behavior, structural loads and theoretical energy input under different sea conditions.

The companies also plan to compare simulated results with real-world sensor measurements and begin developing machine-learning capabilities for forecasting energy yield and system loads.

A key objective is to determine how the Digital Twin can be adapted to different project locations, potentially allowing Eco Wave Power to transfer engineering knowledge and operational insights more efficiently as it expands into new markets.

“For us, AI is not simply a software layer that we add to our technology—it is an opportunity to fundamentally improve how we understand, design, predict and ultimately operate wave energy systems,” said Inna Braverman, Founder and CEO of Eco Wave Power.

“Phase 1 of this collaboration is therefore very practical. We will model wave loading, floater behavior, structural forces and theoretical energy input, while beginning to develop machine-learning capabilities for forecasting loads and energy yield. Importantly, we will also examine how those models can be transferred to new sites with different wave conditions.”

Supporting Eco Wave Power’s AI Strategy

The agreement follows a series of AI-related developments for Eco Wave Power during 2026.

Eco Wave Power believes artificial intelligence presents two complementary opportunities for the Company: to make its proprietary wave energy technology increasingly intelligent, predictive and scalable; and to position wave energy as a potential renewable energy source for the rapidly growing electricity requirements associated with artificial intelligence, data centers and digital infrastructure.

During 2026, Eco Wave Power’s technology was featured twice in keynote presentations by NVIDIA Founder and CEO Jensen Huang. Eco Wave Power U.S. also joined the NVIDIA Inception program, and the Company was featured in an NVIDIA corporate blog examining its use of AI infrastructure and Digital Twins and exploring the longer-term potential for ocean-powered data centers.

For the current collaboration, NVIDIA technologies used include NVIDIA Omniverse for Digital Twin visualization and simulation workflows and NVIDIA Warp as part of the project’s simulation and modeling toolchain.

Eco Wave Power believes that combining advanced physical modeling, accelerated computing, machine learning and real-world operational data could ultimately support faster engineering optimization, improved forecasting and more efficient deployment of its technology across different geographic markets.

Combining Advanced Simulation with Real-World Data

AI engineering GmbH specializes in applied fluid mechanics, numerical flow simulation and high-performance computing. Its PAMICS technology is a particle-based multiphysics simulation framework designed for complex fluid-dynamics and fluid-structure interaction applications.

“Wave energy is a particularly challenging engineering problem because it combines complex free-surface fluid dynamics, structural motion, and highly variable environmental conditions. Our goal is to create a physics-based digital representation of Eco Wave Power’s system that links high-fidelity simulation with operational data. This approach allows us to better understand energy capture, structural loading, and system behavior across a wide range of sea states. Over time, combining these physics models with machine learning can support more accurate forecasting, design optimization, and scalable deployment of wave energy technology,” said PD Dr.-Ing. habil. Stefan Adami, Co-Founder and General Manager of AI engineering GmbH.

Eco Wave Power currently has projects and development activities across the United States, Europe and Asia, including its grid-connected project at Jaffa Port in Israel, its Port of Los Angeles pilot, and projects under development in Portugal, Taiwan and India.

“Our physical technology converts waves into electricity. Our objective now is to build the digital intelligence around that technology,” Braverman concluded.

“As our projects grow from pilot installations toward megawatt-scale deployment, we believe Digital Twins and AI can help us learn faster, optimize more efficiently and transfer knowledge from one project to the next.”

About AI engineering GmbH

AI engineering GmbH is a Germany-based engineering company focused on applied fluid mechanics research and development. Its expertise includes numerical flow simulation, GPU-based high-performance computing, customized computational-fluid-dynamics solutions and fluid-structure interaction.

The company develops PAMICS, a particle-based multiphysics simulation framework for complex fluid-flow applications and Digital Twin development. AI engineering is a member of the NVIDIA Inception program.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a leading onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented and intelligent technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise with the growth of artificial intelligence, digital infrastructure, and next-generation data centers – often referred to as “AI factories” – Eco Wave Power’s technology is designed to help provide renewable energy near shorelines where many data centers, industrial facilities, and population centers are located.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power Global AB (publ) is publicly traded on the Nasdaq Capital Market under the symbol WAVE.

For more information, please visit:

www.ecowavepower.com

Press inquiries:

info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company (NASDAQ: WAVE) is using forward-looking statements in this press release when it discusses: its belief that artificial intelligence presents two complementary opportunities for the Company; the belief that combining advanced physical modeling, accelerated computing, machine learning and real-world operational data could ultimately support faster engineering optimization, improved forecasting and more efficient deployment of its technology; the potential for the Digital Twin to be adapted to different project locations; the plan to compare simulated results with real-world sensor measurements and develop machine-learning capabilities; and the belief that Digital Twins and AI can help the Company learn faster, optimize more efficiently and transfer knowledge from one project to the next. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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